UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes financial statements and their related notes for the nine-month period ended September 30, 2009 filed by Sociedad Química y Minera de Chile S.A. before the Superintendencia de Valores y Seguros de Chile on October 27, 2009.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

On October 27, 2009, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report that included information as to the Registrant's consolidated financial condition and results of operations for the nine-month period ended September 30, 2009. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF, THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2009 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Santiago, Chile
September 30, 2009 and 2008

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

As of September 30, 2009 and 2008
and for the nine month periods ended September 30, 2009 and 2008
(A translation of the original in Spanish- see note 2 (a))

Ch$	-	Chilean pesos
ThCh $	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
ThEuro	-	Thousands of Euros
UF	-	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Balance Sheet
(A translation of the original in Spanish- see note 2 (a))

		As of September 30,
	Note	2009	2008
		ThUS$	ThUS$
ASSETS

Current assets
Cash		22,071	22,360
Time deposits	33	270,742	77,763
Marketable securities	4	192,315	56,717
Accounts receivable, net	5	279,808	338,798
Other accounts receivable, net	5	68,102	73,307
Accounts receivable from related companies	6	77,698	58,989
Inventories, net	7	646,671	562,517
Recoverable taxes		64,168	43,802
Prepaid expenses		5,184	5,531
Deferred income taxes	15	33,969	16,265
Other current assets		51,530	34,357
Total current assets		1,712,258	1,290,406

Property, plant and equipment, net	8	1,264,408	1,045,724

Other Assets
Investments in related companies	9	34,282	36,824
Goodwill, net	10	30,269	32,548
Negative goodwill, net	10	(1,074)	(1,279)
Long-term accounts receivable, net	5	1,417	1,044
Long-term accounts receivable from related companies	6	-	2,000
Intangible assets, net		2,622	3,285
Other long-term assets	11	43,104	34,563
Total Other Assets		110,620	108,985
Total assets		3,087,286	2,445,115

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Balance Sheet
(A translation of the original in Spanish- see note 2 (a))

		As of September 30,
	Note	2009	2008
		ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term bank debt	12	99,784	22,388
Current portion of long-term debt	12	100,917	1,114
Obligations with the public (commercial papers)	13	53,881	-
Current portion of bonds payable	13	14,957	12,717
Dividends payable		795	546
Accounts payable		156,597	138,820
Other accounts payable		364	364
Notes and accounts payable to related companies	6	765	553
Accrued liabilities	14	52,077	60,706
Withholdings		7,985	11,399
Income taxes		12,439	68,162
Deferred income	32	30,780	55,873
Deferred income taxes	15	-	-
Other current liabilities		2,646	7,797
Total current liabilities		533,987	380,439

Long-term liabilities
Long-term bank debt	12	275,000	180,000
Long-term Obligations with the Public (Bonds)	13	634,544	299,941
Other accounts payable		242	515
Deferred income taxes	15	60,559	55,005
Long-term accrued liabilities	16	49,500	31,706
Total long-term liabilities		1,019,845	567,167

Minority interest	17	43,721	51,363

Shareholders' equity
Paid-in capital	18	477,386	477,386
Other reserves	18	160,563	163,095
Retained earnings	18	851,784	805,665
Total shareholders' equity		1,489,733	1,446,146
Total liabilities and shareholders' equity		3,087,286	2,445,115

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Income
(A translation of the original in Spanish- see note 2 (a))

		For the nine months ended
		September 30,
	Note	2009	2008
		ThUS$	ThUS$
Operating results

Sales		1,049,182	1,376,225
Cost of sales		(648,453)	(830,804)
Gross margin		400,729	545,421
Selling and administrative expenses		(58,763)	(64,037)
Operating income		341,966	481,384

Non-operating results
Non-operating income	20	19,044	32,245
Non-operating expenses	20	(49,637)	(44,085)
Non-operating loss		(30,593)	(11,840)
Income before income taxes		311,373	469,544
Income tax expense	15	(60,434)	(80,988)
Income before minority interest		250,939	388,556
Minority interest	17	758	(7,485)
Net income before negative goodwill		251,697	381,071
Net income		251,697	381,071

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Cash Flows
(A translation of the original in Spanish- see note 2 (a)).

		For the nine months ended
	Note	2009	2008
		ThUS$	ThUS$
Cash flows from operating activities
Net income		251,697	381,071
Charges (credits) to income not representing cash flows
Depreciation expense	8	112,428	83,535
Amortization of intangible assets		493	528
Write-offs and accruals		38,033	19,090
Gain on equity investments in related companies		(2,562)	(13,497)
Loss on equity investments in related companies		850	33
Amortization of goodwill	10	1,632	1,669
(Profit) loss on sales of assets		(196)	(2,939)
Los from sale of investments		-	(1,387)
Other credits to income not representing cash flows		(3,538)	(3,556)
Other charges to income not representing cash flows		114,184	172,690
Foreign exchange difference, net		8,528	7,585
Net changes in operating assets and liabilities (Increase) decrease:
Trade accounts receivable		9,111	(185,802)
Inventories		(117,527)	(199,902)
Other assets		(63,382)	(11,994)
Accounts payable		(16,352)	58,619
Interest payable		34,236	990
Net income taxes payable		(159,469)	(40,705)
Other accounts payable		(24,367)	-
VAT and taxes payable		3,126	(13,802)
Minority interest	17	(758)	7,486
Net cash provided from operating activities		186,167	259,712

Cash flows from financing activities
Proceeds from short term bank financing		270,809	70,239
Bonds payable		372,347	-
Payment of dividends		(243,976)	(115,990)
Repayment of bank financing		(160,000)	(50,000)
Payment of obligations with the public		(2,788)	(3,138)
Payment of expenses for the issuance and placement of bonds payable		(4,447)	-
Net cash used in financing activities		231,945	(98,889)

Cash flows from investing activities
Sales of property, plant and equipment		1,729	25,382
Sales of permanent investments		-	1,688
Other investing income		2,121	-
Additions to property, plant and equipment		(257,074)	(183,671)
Capitalized interest		(13,089)	(7,405)
Other disbursements		(1,662)	(565)
Net cash used in investing activities		(267,975)	(164,571)

Effect of inflation on cash and cash equivalents		14,615	547
Net change in cash and cash equivalents		164,752	(3,201)
Beginning balance of cash and cash equivalents		323,920	164,213
Ending balance of cash and cash equivalents		488,672	161,012

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 1 – Company Background

Sociedad Química y Minera de Chile S.A. (the “Company”) was registered with the Chilean Superintendency of Securities and Insurance (“SVS”) on March 18, 1983.

The subsidiary registered in the Superintendency of Securities and Insurance registry of securities is as follows:

Soquimich Comercial S.A., Registration No. 0436 dated January 11, 1993.

Note 2 – Summary of Significant Accounting Policies

a) Basis for the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and the regulations of the SVS. Certain accounting practices applied by the Company that conform with Chilean GAAP may not conform with generally accepted accounting principles in the United States (“US GAAP”). For the convenience of the reader, the consolidated financial statements and their accompanying notes have been translated from Spanish into English.

The consolidated financial statements include the accounts of Sociedad Química y Minera de Chile S.A. (the “Parent Company”) and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the “Company”.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

In accordance SVS Circular No. 1,697 and Technical Bulletins Nos. 64 and 72 of the Chilean Association of Accountants, the consolidated financial statements include the following subsidiaries:

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 2 – Summary of Significant Accounting Policies (continued)

Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership
	2009	2008
	%	%
Foreign subsidiaries:
Nitrate Corp. of Chile Limited (United Kingdom)	100.00	100.00
Soquimich SRL – Argentina	100.00	100.00
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00
SQM Europe NV (Belgium)	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00
North American Trading Company (USA)	100.00	100.00
SQM Peru S.A.	100.00	100.00
SQM Corporation N.V. (Dutch Antilles)	100.00	100.00
S.Q.I. Corporation N.V. (Dutch Antilles)	100.00	100.00
Soquimich European Holding B.V. (Holland)	100.00	100.00
SQMC Holding Corporation L.L.P. (USA)	100.00	100.00
SQM Ecuador S.A.	100.00	100.00
SQM Investment Corporation N.V. (Dutch Antilles)	100.00	100.00
SQM Brasil Ltda.	100.00	100.00
Royal Seed Trading Corporation A.V.V. (Aruba)	100.00	100.00
SQM Japon Co. Ltd.	100.00	100.00
SQM Oceanía PTY Limited (Australia)	100.00	100.00
SQM France S.A.	100.00	100.00
RS Agro-Chemical Trading A.V.V. (Aruba)	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00
SQM Indonesia	80.00	80.00
SQM Virginia L.L.C. (USA)	100.00	100.00
SQM Venezuela S.A.	100.00	100.00
SQM Italia SRL (Italy)	100.00	100.00
Comercial Caiman Internacional S.A. (Cayman Islands)	100.00	100.00
SQM Africa PTY (South Africa)	100.00	100.00
Administración y Servicios Santiago S.A. de C.V. (Mexico)	100.00	100.00
SQM Lithium Specialties L.L.P. (USA)	100.00	100.00
SQM Nitratos México S.A. de C.V. (México)	51.00	51.00
Fertilizantes Naturales S.A.	66.67	66.67
Iodine Minera B.V.	100.00	100.00
SQM Dubai – FZCO.	100.00	100.00

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 2 – Summary of Significant Accounting Policies (continued)

Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership
	2009	2008
	%	%
Domestic subsidiaries:
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64
Isapre Norte Grande Ltda.	100.00	100.00
Almacenes y Depósitos Ltda.	100.00	100.00
Ajay SQM Chile S.A.	51.00	51.00
SQM Nitratos S.A.	100.00	100.00
Proinsa Ltda.	60.58	60.58
SQM Potasio S.A.	100.00	100.00
SQMC International Limitada.	60.64	60.64
SQM Salar S.A.	100.00	100.00
SQM Industrial S.A.	100.00	100.00
Minera Nueva Victoria S.A.	100.00	100.00
Exploraciones Mineras S.A.	100.00	100.00
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	100.00	100.00
Comercial Hydro S.A.	60.64	60.64
Agrorama Callegari Ltda.	42.45	-

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 2 - Summary of Significant Accounting Policies (continued)

b)           Period

These consolidated financial statements have been prepared for the nine month period as of September 30, 2009 and 2008.

c)           Reporting currency and monetary correction

The financial statements of the Company are prepared in U.S. dollars.  As a significant portion of the Company’s operations are transacted in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

The Parent Company and those subsidiaries which maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation.

The financial statements of domestic subsidiaries, which maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the year.  For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the year (2.8% and 6.9% in 2009 and 2008, respectively).  The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-U.S. dollar denominated monetary assets and liabilities exposed to the effects of inflation.

Prior period financial statements presented for comparative purposes have not been restated to reflect the change in the purchasing power of the Chilean pesos during the most recent year-end.  In accordance with Chilean GAAP, amounts expressed in U.S. dollars, including amounts included in the consolidated financial statements as determined in prior years from the translation of financial statements of those Chilean subsidiaries which maintain their accounting records in Chilean pesos, are not adjusted for price-level changes.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 2 - Summary of Significant Accounting Policies (continued)

d)           Foreign currency

i) Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been  translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile in effect at each year-end of Ch$  550.36 per US$1 at September 30, 2009 and Ch$ 551.31 per US$1 at September 30, 2008.

ii)Translation of non-U.S. dollar financial statements

In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 and No. 72 of the Chilean Association of Accountants (“BT 64-BT 72”) as follows:

a)For those subsidiaries and affiliates located in Chile which keep their accounting records in price-level adjusted Chilean pesos:

-	Balance sheet accounts are translated to U.S. dollars at the year-end exchange rate without eliminating the effects of price-level restatement.
-
Income statement accounts are translated to U.S. dollars at the average exchange rate each month.  The monetary correction account on the income statement, which is generated by the inclusion of price-level restatement on the non-monetary assets and liabilities and shareholders’ equity, is translated to U.S. dollars at the average exchange rate for each month.

-
Translation gains and losses, as well as the price-level restatement to the balance sheet mentioned above, are included as an adjustment in shareholders’ equity, in conformity with Circular No. 1,697 of the SVS.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 2 - Summary of Significant Accounting Policies (continued)

b)The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than the U.S. dollar have been translated at historical exchange rates as follows:
-	Monetary assets and liabilities are translated at year-end exchange rates between the US dollar and the local currency.
-	All non-monetary assets and liabilities and shareholders’ equity are translated at historical exchange rates between the US dollar and the local currency.
-	Income and expense accounts are translated at average exchange rates between the US dollar and the local currency.
-	Any exchange differences are included in the results of operations for the period.

d)           Foreign currency (continued)

Foreign exchange differences for the period ended September 30, 2009 and 2008 generated net earnings (loss) of ThUS$ (8,528) and ThUS$ (7,585) respectively, which have been charged to the consolidated statements of income in each respective period.
The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing at September 30, as follows:

	2009	2008
	US$	US$
Brazilian Real	1.78	1.96
New Peruvian Sol	3.19	3.19
Argentine Peso	3.85	3.15
Japanese Yen	98.25	118.50
Euro	0.68	0.68
Mexican Peso	13.55	10.94
Australian Dollar	1.14	1.27
Pound Sterling	0.61	0.56
Ecuadorian Sucre	1.00	1.00
South African Rand	7.44	8.17

The Company uses the “observed exchange rate”, which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 2 - Summary of Significant Accounting Policies (continued)

e)           Cash and cash equivalents

Included in cash and cash equivalents are cash and bank balances included in cash, time deposits, financial instruments classified as marketable securities and other short-term investments maturing within 90 days, in compliance with Technical Bulletin No. 50 issued by the Chilean Association of Accountants.

The Company defines cash flows from operating activities as all inflows and outflows of cash that are directly related to its operations and, in general, all cash flows not defined as being from investing or financing activities.

f)           Time Deposits

Time deposits are recorded at cost plus accrued interest.

g)           Marketable securities

Marketable securities are recorded at the lower of cost plus accrued interest or market value.

h)           Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on estimated probable losses.

i)           Inventories and materials

Inventories of finished products and products in process are stated at average production cost, which is presented net of provisions. Provisions have been made based on a technical study which covers the different variances which affect our products (density, moist, among others).

Materials and supplies received are stated at average acquisition and inventories in transit are stated at cost incurred at the end of the period.

The cost of inventories does not exceed its net realizable value.

j)           Income taxes and deferred income taxes

In conformity with current Chilean tax regulations, the Company recognizes the provision for corporate income tax expense and the income tax for the mining activity on an accrual basis.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 2 - Summary of Significant Accounting Policies (continued)

j)           Income and deferred taxes (continued)

Prior to 2000, income taxes were charged to results in the same period in which the income and expenses were recorded and were calculated in accordance with the enacted tax laws in Chile and the other jurisdictions in which the Company operated.

Under Chilean law, the Parent Company and its subsidiaries are required to file separate tax declarations.

Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60, 69, 71 and 73 of the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method. The effect of the temporary differences at March 31, 1999 were recorded in complementary asset and liability accounts, which are recognized in the statement of operations over the estimated period in which they reverse.

k)           Property, plant and equipment

Property, plant, equipment and property rights are recorded at acquisition cost, considering in general an average residual value of 5%, except for certain assets that were restated in accordance with a technical appraisal in 1989.  Depreciation for the period is calculated according to the straight-line method based on the remaining technical useful lives of assets, estimated by management.

Property, plant and equipment acquired through financial lease agreements are accounted for at the present value of the minimum lease payments plus the purchase option based on the interest rate included in each contract.  The Company does not legally own these assets and therefore cannot freely dispose of them.

In conformity with Technical Bulletin No. 31 and 33 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

Maintenance costs of plant and equipment are charged to expenses as incurred.

The Company obtains property rights and mining concessions from the Chilean state.  Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained by the Company as long as the annual fees are paid.  Such fees, which are paid annually in September, are recorded as prepaid assets to be amortized over the following twelve months.  Values attributable to these original mining concessions are recorded in property, plant and equipment.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 2 - Summary of Significant Accounting Policies (continued)

l)           Investments in related companies

Investments in related companies over which the Company has significant influence, are included in other assets and are recorded using the equity method of accounting, in accordance with SVS Circulars Nos. 368 and 1,697 and Technical Bulletins Nos. 64 and 72 issued by the Chilean Association of Accountants. Accordingly, the Company’s proportional share in the net income or loss of each investee is recognized in the non-operating income and expense classification in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

The translation adjustment to U.S. dollars of investments in domestic subsidiaries that maintain their accounting records and are controlled in Chilean pesos is recognized in other reserves within shareholders’ equity.  Direct and indirect investments in foreign subsidiaries or affiliates are controlled in U.S. dollars.

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

m)           Goodwill and negative goodwill

Goodwill is calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill occurs when the net book value exceeds the purchase price of companies acquired.  Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment was made and are amortized based on the estimated period of investment return, generally 20 years for goodwill and negative goodwill.

Beginning on January 1, 2004, goodwill and negative goodwill represents the difference between the acquisition cost of the investment in a related company and the fair value of this investment at the acquisition date, which is amortized with a charge or credit to income in the expected period of return of the investment, which does not exceed 20 years.

Modification of fair value, goodwill or negative goodwill are performed within a year from the date of acquisition.

n)           Intangible assets

Intangible assets are stated at cost plus acquisition expenses and are amortized over a period of up to a maximum of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 2 - Summary of Significant Accounting Policies (continued)

o)           Mining development cost

Mining development costs are recorded in other long-term assets and are amortized utilizing the unit of production basis.

Prospecting expenses for mining claims where the product is low grade and not economically exploitable, are charged directly to income.

p)           Accrued employee severance

The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked assuming average employee tenure of 24 years and a real annual discount rate of  8%.

q)           Vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

r)           Saleback operations

These operations are registered in Other Current Assets at the amount of the purchase. Starting at the purchase date, the respective interest is recorded in accordance with SVS Circular 768.

s)           Derivative Contracts

The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants.  Such contracts are recorded at fair value with net losses recognized on the accrual basis and gains recognized when realized.

t)           Reclassifications

For comparison purposes, certain reclassifications have been made to the 2008 financial statements.

u)           Revenue recognition

Income from the operation of the line of business of the Company and its Subsidiaries, is recorded as of the date of physical delivery of the products in accordance with the sales conditions stated in Technical Bulletin No. 70 issued by the Chilean Association of Accountants.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 2 - Summary of Significant Accounting Policies (continued)

Income from sales by installments is determined discounting the cash nominal value, using the interest rate implicit for this type of sale.  In this manner, interest not accrued at financial statement closing date is presented as a decrease in the value of the respective documents and as it accrues during the course of time, it is recognized as interest income.

v)           Computer software

Computational systems developed internally using the Company’s personnel and materials are charged to income during the year in which the expenses are incurred. In accordance with Circular No. 1.819 dated November 14, 2007 of the SVS, computer systems acquired by the Company are recorded at cost

w)           Research and development expenses

Research and development cost are charged to the income statement in the period in which they are incurred. Property, plant and equipment that are acquired for use in research and development activities and determined to provide additional benefits to the Company are recorded in property, plant and equipment.

x)           Obligations with the public (Bonds payable)

Bonds are stated at the principal amount plus interest accrued.  The difference between the carrying value and the placement value is capitalized and amortized in the period of expiration of these.

y)           Negotiable Instruments – Promissory Notes

Negotiable Instruments with a charge to line No. 46 of the Securities Registry of the Superintendence of Securities and Insurance are valued in Chilean pesos plus accrued interest.

 z)           Provisions for mine closure costs

The Company has made a provision to cover those costs associated with mine closure and mining facilities and mitigation of environmental damage, which has been recorded at its present value.  The amount determined is presented under accrued expenses in long-term liabilities.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 2 - Summary of Significant Accounting Policies (continued)

aa)         Deferred income

Deferred income relate to the recognition of documented sales the delivery of which occurs subsequent to the closing date of the financial statements.

ab)         Employee benefits

Benefits agreed other than staff severance indemnities which the Company and its subsidiaries will have to pay to its employees by virtue of agreements entered recognized on an accrual basis.

 SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 3 - Changes in Accounting Principles

During the period ended September 30, 2009, there were no other changes in the application of generally accepted accounting principles in Chile compared to the prior year, which could significantly affect the interpretation of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 4 - Marketable Securities

As of September 30 marketable securities are detailed as follows:

	2009	2008
	ThUS$	ThUS$

Mutual funds	192,315	56,717
Total	192,315	56,717

Mutual funds relate to investments made in 'Citifunds Institutional Liquid Reserve Limited' for ThUS$ 63,387 (ThUS$ 52,073 in 2008) in 'Merrill Lynch Institutional Liquidity Fund' for ThUS$ 64,422 (ThUS$ 4,644 in 2008), in JPM USDollar Money Market Fund ThUS$ 64,506 (ThUS$ 0 in 2008).

These funds are highly liquid and basically invest in fixed income instruments with less than 90 days duration.

Note 5 - Short-term and long-term Accounts Receivable

Short term and long-term accounts receivable and other accounts receivable as of September 30 are detailed as follows:

			Between 90 days		Total
	Up to 90 days		and 1 year		Short-term (net)
	2009	2008	2009	2008	2009	2008
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term
Trade accounts receivable	234,194	266,249	60,428	82,264	294,622	348,513
Allowance for doubtful accounts					(14,814)	(9,715)
Notes receivable	40,386	26,131	22,025	37,308	62,411	63,439
Allowance for doubtful accounts					(6,241)	(6,684)
Accounts receivable, net					335,978	395,553

Other accounts receivable	12,580	13,665	824	4,001	13,404	17,666
Allowance for doubtful accounts					(1,472)	(1,114)
Other accounts receivable, net					11,932	16,552

Long-term receivables					1,417	1,044

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 5 - Short-term and Long-term Accounts Receivable (continued)

Consolidated Short-term and Long-term Receivables – by Geographic Location

					Asia and		USA, Mexico		Latin America
	Chile		Europe		Oceania		and Canada		and the Caribbean		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Net short-term trade accounts receivable
Balance	74,815	182,686	120,815	106,137	25,522	8,914	32,103	38,429	26,553	2,632	279,808	338,798
% of total	26.74%	53.92%	43.18%	31.33%	9.12%	2.63%	11.47%	11.34%	9.49%	0.78%	100,00%	100.00%
Net short-term notes receivable
Balance	36,848	54,493	15,980	-	-	-	-	-	3,342	2,262	56,170	56,755
% of total	65.60%	96.01%	28.45%	-	-	-	-	-	5.95%	3.99%	100,00%	100.00%

Net short-term other accounts receivable
Balance	10,601	15,434	850	343	12	161	383	526	86	88	11,932	16,552
% of total	88.85%	93.25%	7.12%	2.07%	0.10%	0.97%	3.21%	3.18%	0.72%	0.53%	100,00%	100.00%

Subtotal short-term accounts receivable, net
Balance	122,264	252,613	137,645	106,480	25,534	9,075	32,486	38,955	29,981	4,982	347,910	412,105
% of total	35.14%	61.30%	39.56%	25.84%	7.34%	2.20%	9.34%	9.45%	8.62%	1.21%	100,00%	100.00%

Long-term accounts receivable, net
Balance	1,417	1,044	-	-	-	-	-	-	-	-	1,417	1,044
% of total	100.00%	100.00%	-	-	-	-	-	-	-	-	100,00%	100.00%

Total short and long-term accounts receivable, net
Balance	123,681	253,657	137,645	106,480	25,534	9,075	32,486	38,955	29,981	4,982	349,327	413,149
% of total	35.41%	61.39%	39.40%	25.77%	7.31%	2.20%	9.30%	9.43%	8.58%	1.21%	100,00%	100.00%

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 6 - Balances and Transactions with Related Parties

Balances with related companies are generated by commercial transactions which accrue no interest under normal conditions in force for this type of operations in respect to term and market price.
Expiration conditions for each case vary depending on the transaction which generated it.

On April 21, 2008, Inversiones SQ S.A. and SQH S.A., have acquired from Yara Netherland B.V. 49% of the shares of the privately-held company, Inversiones SQYA S.A. Beginning on the date referred to above, SQYA S.A. Yara is no longer a related company of Sociedad Química y Minera de Chile S.A.

a)	Amounts included in balances with related parties as of September 30, 2009 and 2008 are as follows:

	Short-term		Long-term
	2009	2008	2009	2008
Accounts receivable	ThUS$	ThUS$	ThUS$	ThUS$
Doktor Tarsa Tarim Sanayi AS	5,810	13,908	-	-
Nutrisi Holding N.V.	1,771	1,790	-	-
Ajay Europe S.A.R.L.	2,480	2,769	-	-
Ajay North America LLC	2,208	4,505	-	-
Abu Dhabi Fertilizer Industries WWL	3,110	6,904	-	2.000
NU3 B.V.	1,009	2,677	-	-
Sales de Magnesio Ltda.	301	100	-	-
SQM Agro India	218	629	-	-
Misr Specialty Fertilizers (MSF)	122	891	-	-
Soc.Inv.Pampa Calichera S.A.	8	8	-	-
Kowa Company Ltd.	14,182	23,609	-	-
SQM East Med Turkey	767	1,199	-	-
SQM Thailand CO. LTD.	482	-	-	-
Minera Saskatchewan (PCS)	44,945	-	-	-
Callegari Agricola S.A.	285	-
Total	77,698	58,989	-	2,000

b)	Amounts included in balances with related parties as of September 30, 2009 and 2008, continued:

	Short-term
	2009	2008
Accounts payable	ThUS$	ThUS$

SQM Thailand Co. Ltd.	-	90
NU3 N.V	765	463
Total	765	553

There were no outstanding long-term accounts payable with related parties as of September 30, 2009 and 2008.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 6 - Balances and Transactions with Related Parties (continued)

c)           During 2009 and 2008, principal transactions with related parties were as follows:

		Type of	Amount of		Impact on income
Company	Relationship	transaction	Transaction		(charge) credit
			2009	2008	2009	2008
			ThUS$	ThUS$	ThUS$	ThUS$

NU3 N.V. (Belgium)	Indirect	Sales of products	7,847	16,442	2,693	11,542
Doktor Tarsa Tarim Sanayi AS	Indirect	Sales of products	5,895	15,894	1,796	11,615
Abu Dhabi Fertilizer Ind. WWL	Indirect	Sales of products	4,783	7,498	1,387	2,350
	Indirect	Income financial	54	129	54	129
Ajay Europe S.A.R.L.	Indirect	Sales of products	6,065	15,871	2,772	4,211
	Indirect	Income financial	7	7	7	7
	Indirect	Dividends	-	118	-	-
NU3 B.V.	Indirect	Sales of products	7,629	11,750	1,144	7,721
	Indirect	Services	79	83	-	83
Ajay North America LLC	Indirect	Sales of products	8,021	24,523	3,747	7,083
	Indirect	Dividends	453	1,054	-	-
	Indirect	Sales of property, plant and equipment	20	-	20	-
Kowa Company Ltd.	Shareholder	Sales of products	42,772	82,423	17,455	37,612
	Shareholder	Services	92	-	-	-
SQM Agro India PYT Ltda.	Indirect	Sales of products	77	598	12	275
Misr Specialty	Indirect	Sales of products	-	733	-	539
	Indirect	Income financial	-	7	-	7
Nutrisi	Indirect	Income financial	-	78	-	78
SQM Eastmed Turkey	Indirect	Sales of products	-	397	-	264
SQM Thailand Co.Ltda.	Indirect	Sales of products	1,175	-	341	-
Sales de Magnesio Ltda.	Indirect	Sales of products	734	615	223	280
	Indirect	Dividends	385	491	-	-
	Indirect	Services	270	-	-	-
Minera Saskatchewan (PCS)	Shareholder	Sales of products	44,791	-	15,837	-
	Shareholder	Service	154	-	-	-

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 7 - Inventories

Net inventories are summarized as follows:

	2009	2008
	ThUS$	ThUS$

Finished products	339,948	361,558
Work in process	280,153	162,695
Supplies	26,570	38,264
Total	646,671	562,517

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 8 - Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

	2009	2008
	ThUS$	ThUS$
Land
Land	81,707	80,625
Mining Concessions	30,086	30,086
Total	111,793	110,711

Buildings and infrastructure
Buildings	176,419	151,437
Installations	388,447	315,135
Construction-in-progress	361,207	291,820
Other	233,849	210,665
Total	1,159,922	969,057

Machinery and Equipment
Machinery	603,712	545,250
Equipment	155,335	138,278
Project-in-progress	88,752	41,279
Other	40,859	20,350
Total	888,658	745,157

Other fixed assets
Tools	11,214	9,564
Furniture and office equipment	16,169	15,739
Project-in-progress	26,068	13,220
Other	13,133	9,831
Total	66,584	48,354

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 8 - Property, Plant and Equipment (continued)

	2009	2008
	ThUS$	ThUS$
Amounts relating to technical revaluation of fixed assets
Land	7,839	7,839
Buildings and infrastructure	41,439	41,439
Machinery and equipment	12,048	12,048
Other assets	53	53
	61,379	61,379
Total property, plant and equipment	2,288,336	1,934,658

Less: Accumulated depreciation
Buildings and infrastructure	(454,182)	(381,430)
Machinery and equipment	(498,266)	(434,074)
Other fixed assets	(31,526)	(34,461)
Technical appraisal	(39,954)	(38,969)
Total accumulated depreciation	(1,023,928)	(888,934)
Net property, plant and equipment	1,264,408	1,045,724

	2009	2008
Depreciation for the nine months ended September 30:	ThUS$	ThUS$

Buildings and infrastructure	(58,481)	(43,028)
Machinery and equipment	(49,703)	(37,427)
Other fixed assets	(3,550)	(2,226)
Technical revaluation	(694)	(854)
Total depreciation	(112,428)	(83,535)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 8 - Property, Plant and Equipment (continued)

The Company has capitalized assets obtained through leasing, which are included in other fixed assets and are as follows:

	2009	2008
	ThUS$	ThUS$

Administrative office buildings	1,988	1,988
Accumulated depreciation	(576)	(544)
Total assets in leasing	1,412	1,444

The administrative office buildings were acquired for 230 installments of UF 663.75 each and an annual, contractually established interest rate of 8.5%.

Note 9 - Investments in and Receivables from Related Parties

a)           Information on foreign investments

Foreign subsidiaries do not have net income destined for remittance, since it is the Company’s policy to reinvest. This policy has been continuously applied.

The parent company has not entered into liabilities as hedge instruments for investments abroad.

b)           Transactions executed in 2009

On July 14, 2009, subsidiary "Comercial Agrorama Callegari Limitada" was established, with a contribution from Soquimich Comercial S.A. of ThUS$ 1,021 (70% participation).

c)           Transactions executed in 2008

On April 24, 2008, the subsidiary Agricolima S.A. was sold to Mr. Carlos Federico Valenzuela Cadena, Mr. Diego Valenzuela Cadena and Mr. Jesús Angel Morelos Montfort, creating a gain on sale of investment of ThUS$ 1,387.

d)           Investments with less than 20% participation

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 9 - Investments in and Receivables from Related Companies (continued)

Detail of investments in related companies

Tax		Country	Controlling	Number	Ownership		Equity of		Book value of		Net income		Equity
Number	Company	origin	Currency	shares	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
					%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

0-E	Doktor Tarsa Tarim Sanayi AS	Turkey	Euros	-	50.00	50.00	18,562	20,059	9,281	10,030	1,671	10,282	835	5,141
0-E	Nutrisi Holding N.V.	Belgium	Euros	-	50.00	50.00	12,831	17,529	6,474	8,137	-2,402	7,157	-719	3,074
0-E	Abu Dhabi Fertilizer
	Industries WWL	UAE	US$	1,961	50.00	50.00	11,196	10,198	5,598	5,099	600	5,485	300	2,743
0-E	Ajay North America	USA	US$	-	49.00	49.00	13,405	11,787	5,245	4,909	1,833	1,971	898	966
0-E	Ajay Europe S.A.R.L.	France	Euros	36,700	50.00	50.00	10,308	9,671	3,574	4,302	627	826	313	413
0-E	Misr Specialty	Egypt	US$	-	47.00	47.00	4,550	4,982	2,160	2,366	-212	823	-101	391
0-E	SQM Thailand Co. Ltd.	Thailand	US$	-	40.00	40.00	3,333	3,596	1,333	1,438	131	1,077	52	431
77557430-5	Sales de Magnesio Ltda.	Chile	Pesos	-	50.00	50.00	605	729	302	364	326	510	163	255
0-E	SQM Eastmed Turkey	Turkey	Euros	-	50.00	50.00	460	111	230	56	-	-66	-	-33
0-E	Agro India Limitada	India	US$	-	49.00	49.00	130	208	64	102	-62	170	-30	83

81767200-0	Asoc. Garantizadora	Chile	Pesos	-	3.00	3.00	620	618	21	21	-	-5	-	-
Total									34,282	36,824

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 10 - Goodwill and Negative Goodwill

As established in Technical Bulletin No. 72, issued by the Chilean Association of Accountants, ThUS$57 en el 2009 (MUS$12 en 2008) has been adjusted to the negative goodwill account related to lawsuits with third parties paid, which as of the date of determination of negative goodwill did not meet the requirements to be treated as identifiable liabilities that could be recognized.

These relate to lawsuits with factoring companies which as of the acquisition date were identified with results favorable to our company.

Goodwill and negative goodwill and the related amortization is summarized as follows:

a)           Goodwill
		September 30, 2009		September 30, 2008
Tax Registration		Amount amortized	Goodwill	Amount amortized	Goodwill
Number	Company	during the period	Balance	during the period	balance
		ThUS$	ThUS$	ThUS$	ThUS$

96864750-4	SQM Potassium S.A.	108	1,048	108	1,193
96801610-5	Comercial Hydro S.A.	127	608	164	881
79947100-0	SQM Industrial S.A.	835	16,969	835	18,082
0-E	SQMC México S.A. de C.V.	42	683	42	738
0-E	Comercial Caiman Internacional S.A.	17	68	17	91
0-E	SQM Dubai- Fzco	76	1,605	76	1,706
0-E	Iodine Minera B.V.	427	9,288	427	9,857
Total		1,632	30,269	1,669	32,548

b) Negative Goodwill		September 30, 2009		September 30, 2008
			Negative		Negative
Tax Registration		Amount amortized	goodwill	Amount amortized	Goodwill
Number	Company	during the period	Balance	during the period	Balance
		ThUS$	ThUS$	ThUS$	ThUS$

78602530-3	Minera Nueva Victoria S.A.	-	1,074	-	1,279
Total		-	1,074	-	1,279

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 11 - Other Long-term Assets

Other long-term assets are summarized as follows:

	2009	2008
	ThUS$	ThUS$

Engine and equipment spare-parts, net (1)	802	3,045
Union negotiation bonus	1,569	681
Mine development costs	27,233	23,871
Income taxes recoverable	262	324
Healthcare institution guarantee in the National Healthcare Service Fonasa	322	313
Construction of Salar -Baquedano road	960	1,080
Deferred loan issuance costs (2)	1,330	208
Cost of issuance and placement of bonds (3)	10,115	4,423
Other	511	618
Total	43,104	34,563

(1) According to analyses conducted, at each year-end, this item  includes non-current warehouse spare-parts and materials. In addition, an allowance for obsolescence has been made and included in this item.

(2) Relates to the portion to be accrued of negotiation costs of long-term loans.

(3) Refer to the explanation of these expenses in Note 23.

Note 12 - Bank Debt

a)           Short-term bank debt is detailed as follows:
	2009	2008
Bank or financial institution	ThUS$	ThUS$

Banco de Crédito e Inversiones	30,000	-
BBVA Chile	30,794	-
Banco Estado	20,575	-
Banco Santander Santiago	-	20,211
HSBC Bank Chile	14,914	-
Other	3,501	2,177
Total	99,784	22,388
Annual average interest rate	3.69%	3.84%

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 12 - Bank Debt (continued)

b)           Long-term bank debt is detailed as follows:
	2009	2008
Bank or financial institution	ThUS$	ThUS$

BBVA Banco Bilbao Vizcaya Argentaria (1)	175,056	100,239
ING Capital LLC (2)	80,431	80,875
Banco Estado (3)	30,028	-
Export Development Can (4)	50,362	-
Caja de Ahorros y Monte de Piedad Madrid (5)	40,040
Total	375,917	181,114

Less: Current portion	(100,917)	(1,114)

Long-term portion	275,000	180,000

(1) ThUS$ 75,000 loan, variable interest rate currently at 3.2825% per annum, quarterly payment. The principal is due on June 24, 2012.
      ThUS$ 100,000 loan, variable interest rate currently at 0.75% per annum, quarterly payment. The principal is due on February 25, 2010.
(2)U.S. dollar-denominated loan, variable interest rate currently at 1.55% per annum, semiannual payment. The principal is due on November 28, 2011.
(3) U.S. dollar-denominated loan, variable interest rate currently at 3.97% per annum, semiannual payment. The principal is due on March 23, 2011.
(4)U.S. dollar-denominated loan, variable interest rate currently at 2.6613% per annum, semiannual payment. The principal is due on December 22, 2010.
(5)U.S. dollar-denominated loan, variable interest rate currently at 2.5625% per annum, semiannual quarterly. The principal is due on September 11, 2012.

c)           The maturity of long-term debt is as follows:

	2009	2008
	ThUS$	ThUS$
Years to maturity
Current portion	100,917	1,114
1 to 2 years	80,000	100,000
2 to 3 years	195,000	80,000
Total	375,917	181,114

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 - Short and Long-term Obligations with the Public (Commercial Papers and Bonds Payable)

Additional Information

As of September 30, 2009 and 2008 ThUS$14,957 and ThUS$12,717 are presented in the short-term, respectively, corresponding to the short-term portion of principal plus interest accrued as of that date.  The amounts of ThUS$634,544 in 2009 and ThUS$299,941 in 2008 are presented in the long-term, and correspond to the principal installments of the Single Series bond and Series C, G, H, J and I bonds.

On January 25, 2006, the Company made a placement of Series C bonds for an amount of UF 3,000,000 (ThUS$102,630) at an annual rate of 4.00%.

As of September 30, 2009 and 2008 the following payments have been made with a charge to the line of Series C bonds:

	2009		2008

	UF	ThUS$	UF	ThUS$

Capital payments	75,000.00	2,787	75,000.00	3,261

Interest payments	53,470.80	1,987	56,441.40	2,454

Single series bonds

On April 5, 2006, the Company made a placement of single-series bonds for an amount of ThUS$200,000 at an annual rate of 6.125%, under the regulations contained in "Rule 144 and regulation S of the U.S. Securities Act of 1933".

As of September 30, 2009 and 2008 the following payments have been made with a charge to the single Series line of bonds:

	2009	2008
	ThUS$	ThUS$

Interest payments	6,125	6,125

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 - Short and Long-term Obligations with the Public (Commercial Papers and Bonds Payable) (continued)

Series “G” and “H” Bonds

On January 13, 2009 the Company placed two series of bonds in the Chilean market.  Series H for UF 4,000,000 (ThUS$139,216) at an annual rate of 4.9% with a 21-year term, and biannual amortization of principal beginning in 2019 and Series G for ThCh$21,000,000 (ThUS$34,146) which was placed at a 5-year term with one single amortization upon maturity at an annual interest rate of 7%.

Series "J" and "I" Bonds
———————

On May 8, 2009 the Company placed two series of bonds in the domestic market.  Series J for ThCh$52,000,000 (ThUS$92,456) was placed at a 5-year term, with single amortization upon maturity and a 5.5% annual interest rate and Series I for UF 1,500,000 (ThUS$56,051) which was placed at a 5-year term, with single amortization upon maturity and a 3.00% annual interest rate.

2. Commercial papers (promissory notes)
—————————-

On March 24, 2009 the Company issued commercial papers in the Chilean market under Series 2-A, line 46, in the amount of ThCh$ 15,000,000 (ThUS$25,875), maturing on December 15, 2009.

On April 2, 2009 commercial papers were issued in the Chilean market under Series 1-B, line 47, in the amount of ThCh$ 15,000,000 (ThUS$25,770), maturing on March 17, 2009.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 - Short and Long-term Obligations with the Public (Promissory Notes and Bonds Payable) (continued)

No. of Registration of the Instrument	Series	Nominal Amount	Adjustment Unit	Interest Rate	Final Period	Payment of Interest	Payment of Amortization	09/30/09 ThUS$	09/30/08 ThUS$	Placement in Chile or abroad

Current portion of long-term bonds payable
446	C	150,000	UF	4.00%	12/01/2009	Semi- annual	Semi-annual	6,980	7,094	In Chile
184	A	-	US$	6.125%	10/15/2009	Semi- annual	At maturity	5,623	5,623	Abroad
564	H	-	UF	4.9%	02/05/2010	Semi- annual	At maturity	1,733	-	In Chile
563	G	-		$7.00%	02/05/2010	Semi- annual	At maturity	621	-	In Chile
563	I	-	UF	3.00%	04/01/2010	Semi- annual	At maturity	-	-	In Chile
563	J	-		$5.50%	04/01/2010	Semi- annual	At maturity	-	-	In Chile
Total Current Portion								14,957	12,717

Long-term bonds payable
446	C	2,475,000	UF	4.00%	12/01/2026	Semi- annual	Semi-annual	93,694	99,941	In Chile
184	A	200,000,000	US$	6.125%	04/15/2016	Semi- annual	At maturity	200,000	200,000	Abroad
563	G	21,000,000,000		$7.00%	01/05/2014	Semi- annual	At maturity	38,157	-	In Chile
564	H	4,000,000	UF	4.9%	01/05/2030	Semi- annual	Semi-annual installments as of 2019	151,425	-	In Chile
563	I	1,500,000	UF	3.0%	04/01/2014	Semi- annual	At maturity	56,784	-	In Chile
563	J	52,000,000,000		$5.5%	04/01/2014	Semi- annual	At maturity	94,484	-	In Chile
Total Long-term								634,544	299,941

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 - Short and Long-term Obligations with the Public (Promissory Notes and Bonds Payable) (continued)

						Book Value
Registration No. or Instrument I.D.	Series	Indexation Unit	Nominal Value ThCh$	Promissory note or line of credit maturity	Interest Rate	09/30/09	09/30/08	Placement in Chile or Abroad
46	2-A	-	15,000,000	12-15-2009	3.32%	27,068	-	-
47	1-B	-	15,000,000	03-17-2010	3.60%	26,813	-	-
					Total	53,881	-

Note 14 - Accrued Liabilities

As of September 30, 2009 and 2008, accrued liabilities are summarized as follows:

	2009	2008
	ThUS$	ThUS$

Provision for royalties Corfo	4,546	5,155
Provision for employee compensation and legal costs	590	640
Taxes and monthly income tax installment payments	10,756	7,303
Expenses incurred for Long-term loans (additional tax)	234	234
Vacation accrual	12,497	10,675
Marketing expenses	4,166	13,000
External auditor fees	765	338
Benefits for employees	14,236	20,062
Other accruals	4,287	3,299
Total current liabilities	52,077	60,706

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income and Deferred Taxes

a)         At September 30, 2009 and 2008 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	2009	2008
	ThUS$	ThUS$

Accumulated tax basis retained earnings with tax credit	760,717	695,380
Accumulates tax basis retained earnings without tax credit	125,149	3,954

Tax loss carry-forwards (1)	(25,386)	13,570
Credit for shareholders	155,700	142,258

(1) Income tax losses in Chile can be carried forward indefinitely.

The Company has recognized deferred income taxes for tax losses and the related valuation allowance, where applicable, in accordance with Technical Bulletin No. 60 issued by the Chilean Association of Accountants.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income and Deferred Taxes (continued)

The deferred taxes as of September 30, 2009 and 2008 represented a net liability of ThUS$26,590 and ThUS$38,740 respectively, and consisted of:

2009	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	3,674	1,716	-	-
Vacation accrual	2,046	-	-	-
Unrealized gain on sale of products	71,265	-	-	-
Provision for obsolescence	-	3,153	-	-
Production expenses	-	-	37,095	-
Accelerated depreciation	-	-	-	74,428
Exploration expenses	-	-	-	5,372
Capitalized interest	-	-	-	10,656
Staff severance indemnities	-	-	-	2,467
Fair value recognition	-	2,879	-	-
Leased assets	-	26	-	-
Capitalized expenses	-	-	-	2,087
Tax loss carry-forwards	2,506	7,806	-	-
Deferred revenue	-	-	-	-
Accrued interest	241	-	-	-
Benefits for employees	-	4,689	-	-
Deferred Tax Royalty	1,120	615	3,532	4,159
Accrued Gain from Exchange Insurance	-	-	4,738	-
Other	3,651	11,425	8	809
Total gross deferred taxes	84,503	32,309	45,373	99,978
Total complementary accounts	-	-	-	(12,203)
Valuation allowance	(5,161)	(5,093)	-	-
Total deferred taxes	79,342	27,216	45,373	87,775

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income and Deferred Taxes (continued)

2008	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,513	1,002	-	-
Vacation accrual	1,730	-	-	-
Unrealized gain on sale of products	62,045	-	-	-
Provision for obsolescence	-	3,549	-	-
Production expenses	-	-	26,303	-
Accelerated depreciation	-	-	-	66,562
Exploration expenses	-	-	-	5,224
Capitalized interest	-	-	-	9,069
Staff severance indemnities	-	-	-	2,085
Fair value recognition	-	2,189	-	-
Leased assets	-	-	-	-
Capitalized expenses	-	-	-	852
Tax loss carry-forwards	-	4,161	-	-
Accrued gain from exchange insurance	-	-	2,393	-
Deferred revenue	-	-	-	-
Accrued interest	922	-	-	-
Benefits for employees	16	884	-	-
Other	4,629	6,940	1,785	402
Total gross deferred taxes	70,855	18,725	30,481	84,194
Total complementary accounts	-	-	-	(14,097)
Valuation allowance	(24,109)	(3,633)	-	-
Total deferred taxes	46,746	15,092	30,481	70,097

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

 Note 15 - Income and Deferred Taxes (continued)

c)	Income tax expense is summarized as follows:

	2009	2008
	ThUS$	ThUS$

Current tax expense (income tax accrual)	(63,647)	(104,544)
Tax expense adjustment (prior year)	(4,413)	576
Effect of deferred tax assets and liabilities	(21,274)	35,777

Tax benefit for tax losses	14,967	(21,424)

Effect of amortization of complementary accounts	(1,312)	(1,529)

Effect on deferred tax assets and liabilities due to changes in valuation allowance	15,245	10,181
Other tax charges and credits	-	(25)

Total income tax expense	(60,434)	(80,988)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 16 – Long-term accrued liabilities

Long-term accrued liabilities are summarized as follows:

	2009	2008
	ThUS$	ThUS$

Staff severance indemnities (2)	28,163	20,714
Benefits for employees (1)	17,900	9,000
Site closing provision	3,437	1,992
Balance as of September 30	49,500	31,706

(1) These provisions correspond to retention bonuses for the Company’s executives. The value of these bonuses is linked to the price of the Company’s stock and is to be paid in cash between 2010 and 2011.

(2)  Staff severance indemnities are summarized as follows:

	2009	2008
	ThUS$	ThUS$

Opening balance	22,129	20,679
Increases in obligation	3,770	4,340
Payments	(1,234)	(1,870)
Exchange difference	3,302	(2,435)
Other difference	196	-
Balance As of September 30	28,163	20,714

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 17 - Minority Interest

Minority interest is summarized as follows:

	Equity		Net Income/(Loss)
	2009	2008	2009	2008
	ThUS$	ThUS$	ThUS$	ThUS$

Soquimich Comercial S.A.	39,075	46,641	621	(6,510)
Ajay SQM Chile S.A.	4,248	4,108	(309)	(482)
SQM Nitratos México S.A. de C.V.	2	9	8	5
Fertilizantes Naturales S.A.	(59)	627	482	(504)
SQM Indonesia S.A.	1	(30)	(35)	9
Agrorama Callegari Ltda.	442	-	(6)	-
SQM Potasio S.A.	12	8	(3)	(3)
Total	43,721	51,363	758	(7,485)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 - Shareholders’ Equity

a) Changes to shareholders’ equity consisted of:

				Accumulated deficit
				of subsidiaries in
		Paid-in	Other	development	Interim	Retained	Net
	Number	capital	Reserves	stage	Dividends	earnings	income	Total
	of shares	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of January 1, 2008	263,196,524	477,386	163,442	-	-	361,587	180,021	1,182,436
Transfer 2007 net income to retained earnings	-	-	-	-	-	180,021	(180,021)	-
Declared dividends 2008	-	-	-	-	-	(117,014)	-	(117,014)
Accumulated deficit from subsidiaries in development stage	-	-	-	-	-	-	-	-
Other comprehensive income	-	-	(347)	-	-	-	-	(347)
Net income for the year	-	-	-	-	-	-	381,071	381,071
Balance As of September 30, 2008	263,196,524	477,386	163,095	-	-	424,594	381,071	1,446,146
Balance January 1,2009	263,196,524	477,386	159,721	-	(100,000)	424,594	501,407	1,463,108
Transfer 2007 net income to retained earnings	-	-	-	-	-	501,407	(501,407)	-
Declared dividends 2009	-	-	-	-	100,000	(325,914)	-	(225,915)
Interim dividends	-	-	-	-		-	-
Other comprehensive income	-	-	842	-	-	-	-	842
Net income for the year	-	-	-	-	-	-	251,697	251,697
Balance as of September 30, 2009	263,196,524	477,386	160,563	-	-	600,087	251,697	1,489,732

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 - Shareholders’ Equity (continued)

b)  In consideration of the current distribution of shares, the Company has a controlling interest Group composed of Pampa Calichera S.A. and the Kowa Group by virtue of the Joint Action Agreement subscribed on December 21, 2006.

c) Interim Dividends

At Board of Directors Meeting held on October 28, 2008 the directors agreed to distribute an interim dividend of US$0.37994 per share as of November 21, 2008 for a total amount of ThUS$ 100,000 and lower than 30% of distributable net income for commercial year 2008, accrued as of September 30, 2008. The above was charged to net income for that commercial year, payable to the shareholders of Sociedad Química y Minera de Chile S.A. registered in the respective registry on the 5th business day prior to November 21, 2008, in its equivalent in Chilean pesos based on the value of the observed dollar or US dollar published in the Official Gazette on Friday, November 14, 2008.

d) Final Dividend

The Company’s Ordinary Shareholders’ Meeting held on April 29, 2009 agreed to pay and distribute, in accordance with the respective dividends policy, an annual dividend in the amount of ThUS$325,915 equivalent to 65% of distributable net income obtained during the 2008 commercial year.  The amount of ThUS$100,000 (US$0.37994 per share) was discounted from that final dividend since it had already been paid as an interim dividend.  The balance, in the amount of ThUS$225,915 (US$0.85835 per share), was paid and distributed to the shareholders of SQM registered in the respective shareholders’ registry on the fifth business day prior to the date on which it was paid.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 - Shareholders’ Equity (continued)

e) Other information

The detail of other reserves is as follows:

		For the nine months ended September 30, 2009	As of September 30, 2009
Detail		ThUS$	ThUS$

Technical appraisal		-	151,345
Changes to other comprehensive income from equity method investments:
Soquimich Comercial S.A.	(1)	693	13,980
Comercial Hydro S.A.	(1)	-	(725)
SQMC Internacional Ltda.	(1)	-	(35)
Proinsa Ltda.	(1)	-	(26)
Isapre Norte Grande Ltda.	(1)	37	7
Inversiones Augusta S.A.	(1)	-	(761)
SQM Ecuador S.A.	(2)	-	(270)
Almacenes y Depósitos Ltda.	(1)	43	130
Asociación Garantizadora de Pensiones	(1)	3	(20)
Sales de Magnesio Ltda.	(1)	51	61
Sociedad de Servicios de Salud S.A.	(1)	15	29
SQM North America Corp.	(3)	-	(4,186)
SQM Dubai Fzco.	(1)	-	(12)
Ajay Europe SARL	(1)	-	343
Other Companies	(1)	-	717
Total other comprehensive income		842	160,563

(1) Corresponds to translation adjustments and monetary correction.
(2) Corresponds to the translation adjustment produced by the application of a new law implemented by the Ecuadorian Government.
(3) Corresponds to a change in the valuation of the Companys under-funded pension plan.

Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

The preferential voting rights of each series are as follows:

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 - Shareholders’ Equity (continued)

Series A :	If the election of the president of the Company results in a tied vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.
Series B:	1)A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.
2)An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's president, at the request of a director elected by Series B shareholders.

Note 19 – Derivative Instruments

Derivative instruments are recorded at their fair value at the close of the period.  Changes in fair value are recognized in income with the liability recorded in other current liabilities.  Losses from options relate to fees paid by the Company to enter into such contracts. As of September 30, 2009 the Company’s derivative instruments are as follows:

2009	Notional or		Description of the			Income	Income
Type of Derivative	covered amount	Expiration	contract type	Position purchase/sale	(Liability)Asset amount	(realized) recorded	(not realized) recorded
	ThUS$				ThUS$	ThUS$	ThUS$

Swap	89.802	4th Quarter of 2026	Exchange rate	P	13,430	9,109	4,321
Swap	33,673	1 st Quarter of 2014	Exchange rate	P	4,833	4,676	158
Swap	42,822	1 st Quarter of 2013	Exchange rate	P	5,633	4,430	1,203
Swap	43,116	1 st Quarter of 2013	Exchange rate	P	5,448	4,143	1,305
Swap	46,220	1 st Quarter of 2014	Exchange rate	P	905	1,022	(1,927)
Swap	46,220	1 st Quarter of 2014	Exchange rate	P	896	1,022	(1,918)
Swap	56,041	1 st Quarter of 2014	Exchange rate	P	967	744	223
US dollar Forward	3,000	4th Quarter of 2009	Exchange rate	S	39	39	-
US dollar Forward	6,000	4th Quarter of 2009	Exchange rate	S	3	3	-
US dollar Forward	7,000	4th Quarter of 2009	Exchange rate	S	43	(43)	-
US dollar Forward	4,000	4th Quarter of 2009	Exchange rate	S	45	45	-
US dollar Forward	25,349	4th Quarter of 2009	Exchange rate	S	1,906	1,906	-
US dollar Forward	6,944	1 st Quarter of 2010	Exchange rate	S	142	142	-
US dollar Forward	2,870	1 st Quarter of 2010	Exchange rate	S	37	37	-
US dollar Forward	16,918	1 st Quarter of 2010	Exchange rate	S	343	343	-
European Option	7,270	4th Quarter of 2009	Exchange rate	P	61	(61)	-
European Option	7,400	4th Quarter of 2009	Exchange rate	P	-	-	-

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 19 – Derivative Instruments (continued)

2009	Notional or		Description of			Income	Income
Type of Derivative	covered amount	Expiration	the contract type	Position purchase/sale	(Liability)Asset amount	(realized) recorded	(not realized) recorded
	ThUS$				ThUS$	ThUS$	ThUS$

European Option	4,415	4th Quarter of 2009	Exchange rate	P	-	-	-
European Option	6,671	4th Quarter of 2009	Exchange rate	P	-	-	-
European Option	7,309	4th Quarter of 2009	Exchange rate	P	12	(12)	-
European Option	6,629	4th Quarter of 2009	Exchange rate	P	-	-	-
European Option	6,536	4th Quarter of 2009	Exchange rate	P	11	(11)	-
European Option	3,384	4th Quarter of 2009	Exchange rate	P	273	(273)	-
European Option	3,769	4th Quarter of 2009	Exchange rate	P	48	(48)	-
European Option	2,877	4th Quarter of 2009	Exchange rate	P	11	(11)	-
US dollar Forward	6,879	2nd Quarter of 2010	Exchange rate	P	312	(312)	-
European Option	57,477	1st Quarter of 2010	Exchange rate	P	-	-	-
European Option	59,352	1st Quarter of 2010	Exchange rate	P	1,107	(1,107)	-
European Option	61,446	1st Quarter of 2010	Exchange rate	P	-	-	-
US dollar Forward	10,011	4th Quarter of 2009	Exchange rate	P	93	93	-
US dollar Forward	10,091	4th Quarter of 2009	Exchange rate	P	98	98	-
US dollar Forward	10,024	4th Quarter of 2009	Exchange rate	P	107	107	-
US dollar Forward	10,035	4th Quarter of 2009	Exchange rate	P	17	17	-
US dollar Forward	5,025	4th Quarter of 2009	Exchange rate	P	71	71	-
US dollar Forward	5,018	4th Quarter of 2009	Exchange rate	P	9	9	-
US dollar Forward	10,032	4th Quarter of 2009	Exchange rate	P	113	113	-
US dollar Forward	10,112	4th Quarter of 2009	Exchange rate	P	123	123	-
US dollar Forward	5,019	4th Quarter of 2009	Exchange rate	P	-	-	-
US dollar Forward	5,019	4th Quarter of 2009	Exchange rate	P	-	-	-
US dollar Forward	10,039	4th Quarter of 2009	Exchange rate	P	1	1	-
US dollar Forward	10,111	4th Quarter of 2009	Exchange rate	P	15	(15)	-
US dollar Forward	10,058	4th Quarter of 2009	Exchange rate	P	76	(76)	-
US dollar Forward	15,137	4th Quarter of 2009	Exchange rate	P	22	22	-
US dollar Forward	8,550	4th Quarter of 2009	Exchange rate	P	7	7	-
US dollar Forward	10,056	4th Quarter of 2009	Exchange rate	P	33	33	-
US dollar Forward	10,064	4th Quarter of 2009	Exchange rate	P	131	131	-
US dollar Forward	10,054	4th Quarter of 2009	Exchange rate	P	19	19	-
US dollar Forward	5,040	4th Quarter of 2009	Exchange rate	P	77	77	-
US dollar Forward	10,085	4th Quarter of 2009	Exchange rate	P	159	159	-
US dollar Forward	10,044	4th Quarter of 2009	Exchange rate	P	39	39	-
US dollar Forward	20,087	4th Quarter of 2009	Exchange rate	P	78	78	-
US dollar Forward	5,100	4th Quarter of 2009	Exchange rate	P	41	-	(41)
US dollar Forward	17,400	4th Quarter of 2009	Exchange rate	P	104	104	-
US dollar Forward	11,300	4th Quarter of 2009	Exchange rate	P	17	(17)	-
US dollar Forward	10,400	2nd Quarter of 2010	Exchange rate	P	30	30	-
US dollar Forward	500	3rd Quarter of 2009	Exchange rate	P	-1	-1	-

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 20 - Non-Operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

           a)Non-operating income

	2009	2008
	ThUS$	ThUS$

Recovery of doubtful accounts	45	475
Insurance recoveries	208	474
Reversal of obligations with third parties	620	2,068
Gain from sale of assets SQM Lithium	-	2,342
Gain on sale of investments in related companies	-	1,387
Sale of mining concessions	2,121	721
Provision of services	78	121
Rental of property, plant and equipment	769	851
Fines collected from third parties	73	46
Discounts obtained	798	484
Compensation received	60	213
Sale of property, plant and equipment	486	1,146
Other income	955	1,749
Total	6,213	12,077

           b)Non-operating expenses

	2009	2008
	ThUS$	ThUS$

Investment plan expenses and adjustment of property, plant and equipment realization value	7,982	14,678
Interest expense	-	-
Equity participation in net losses of unconsolidated subsidiaries	-	-
Amortization of goodwill	-	-
Net foreign exchange losses	-	-
Work disruption expenses	283	776
Non-recoverable taxes	-	-
Indemnity to suppliers	1,745	177
Accrual for loss in auction	-	-
Provision for legal expenses and third party compensation	451	435
Training and donation expenses	841	1,845
Amortization of information	-	-
Insurance claim	-	-
Consulting services	-	-
Other expenses	4,008	2,508
Total	15,310	20,419

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 21 – Price-level Restatement

Amounts charged or credited to income relating to price-level restatement are summarized as follows:

	(Charge) credit to income from operations
	2009	2008
	ThUS$	ThUS$
Property, plant and equipment	(8)	28
Other assets and liabilities	(12)	13
Shareholders’ equity	196	(490)
Net price-level restatement	176	(449)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 22 – Assets and Liabilities Denominated in Foreign Currency

	2009	2008
	ThUS$	ThUS$
Assets
Chilean pesos	385,858	151,372
US dollars	2,512,631	2,111,783
Euros	66,877	86,568
Japanese Yen	1,225	1,232
Brazilian Real	333	371
Mexican pesos	3,235	1,088
UF	63,484	31,460
South African Rand	23,901	23,303
Dirhams	14,786	21,492
Other currencies	14,956	16,446

Current liabilities
Chilean pesos	152,269	161,693
US dollars	310,878	180,762
Euros	55,309	13,818
Japanese Yen	26	23
Brazilian Real	1,819	1,682
Mexican pesos	582	3,347
UF	9,507	13,372
South African Rand	2,344	3,243
Dirhams	1,190	1,120
Other currencies	63	1,379

Long-term liabilities
Chilean pesos	159,246	20,016
US dollars	557,763	445,987
Japanese Yen	278	206
UF	302,145	100,456
Mexican pesos	403	491
Other currencies	10	11

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 23 – Expenses Incurred in the Issuance Shares and Debt Titles

Bond issuance and placement expenses are presented in Other Long-term Assets.  The portion to be amortized within a year is shown in Other Current Assets, amortized using the straight-line method, over the term of the documents.  That amortization is presented as a financial expense.

As of September 30, 2009 and 2008 the detail is as follows:

	Other Assets		Amortization
	Short term 2009	Long term 2009	2009	2008
	ThUS$	ThUS$	ThUS$	ThUS$

Single-series Placement Expenses	293	1,610	220	220
Series C Placement Expenses	281	2,240	221	234
Series G Placement Expenses	136	443	102
Series H Placement Expenses	133	2,671	104
Series J Placement Expenses	552	1,933	276
Series I Placement Expenses	348	1,218	174

Total	1,743	10,115	1,097	454

Note 24 - Cash Flow Statement

Amounts included in other investing income are summarized as follows:

	2009	2008
	ThUS$	ThUS$

Sale of mining concessions	2,121	-
Total	2,121	-

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 25 – Commitments and Contingencies

I.         Contingencies:

(a)	Material lawsuits or other legal actions of which the Company is party to:

1.	Plaintiff	: Compañía Salitre y Yodo Soledad S.A.
	Defendant	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: December 1994
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Cesard 1 to 29
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 211

2.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendant	: SQM S.A.
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz II 1 to 25
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 162

3.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendant	: SQM S.A.
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz III 1 to 25
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 204

4.	Plaintiff	: Angélica Allende and her sons Iván Molina and Cristóbal Molina
	Defendant	: Ingeniería, Construcción y Servicios SMR Limitada and, subsidiarily, SQM Nitratos S.A. and its insurance companies
	Date of lawsuit	: May 2008
	Court	: Labor Court of Antofagasta
	Cause	: Work accident
	Instance	: Suit being answered
	Nominal amount	: ThUS$ 670

5.	Plaintiff	: Nancy Erika Urra Muñoz
	Defendant	: Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and its insurance companies.
	Date of lawsuit	: December 2008
	Court	: 1st Civil Court of Santiago
	Cause	: Work accident
	Instance	: Response.
	Nominal amount	: ThUS$ 550

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 25 – Commitments and Contingencies (continued)

6.	Plaintiff	: Agraria Santa Aldina Limitada
	Defendant	: SQM Perú S.A.
	Date of lawsuit	: June 2009
	Court	: Civil Court of Pisco - Peru
	Cause	: Damage indemnity lawsuit for alleged non-compliance with the terms of the product distribution agreement
	Instance	: Response
	Nominal amount	: ThUS$6,000

II. SQM S.A. and its subsidiaries have been participating and probably will continue to participate habitually as plaintiffs or defendants in certain judicial proceedings that have been and will be filed and are subject to the decisions of the Ordinary Courts of Justice. Those proceedings, which are regulated by the applicable legal provision, mainly seek to exercise or oppose certain actions or exceptions related to certain mining concessions constituted or in the process of being constituted and do not and will not essentially affect the development of  SQM S.A. and its subsidiaries.

III. Soquimich Comercial S.A. has been participating and probably will continue to participate habitually as a plaintiff in certain judicial proceedings through which it seeks mainly to collect and receive the amounts owed to it in the total approximate amount of ThUS $ 900.

IV. SQM S.A. and its subsidiaries have tried and currently continue to try to obtain payment of certain amounts still owed to them for their regular activities. Those amounts will continue to be judicially and non-judicially demanded by the plaintiffs and the actions exercised in relation to them are currently in full force.

V. SQM S.A. and its subsidiaries have not been legally notified of other complaints other than those mentioned in paragraph I above and which pursue the voidance of certain mining properties purchased by SQM S.A. and its subsidiaries and whose proportional purchase price, in respect to the part affected by the respective overlap, exceeds the nominal and approximate amount of ThUS$150 or which seek to obtain payment of certain amounts allegedly owed from exercising their own activities and which exceed the nominal individual amount of approximately ThUS$150.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 25 – Commitments and Contingencies (continued)

b) Restrictions:

The bank loans of SQM S.A. and its subsidiaries contain restrictions similar to those of loans of the same nature that have been in force from time to time and which, among others, are related to maximum debt and minimum shareholders’ equity. Except for the above, SQM S.A. is not exposed to other restrictions in its management or to financial indicator limits by contracts or covenants with creditors.

c) Commitments:

Subsidiary SQM Salar S.A. has signed a rental contract with CORFO which establishes that such subsidiary, will pay to CORFO, for the exploitation of certain mining properties owned by CORFO and for the products resulting from such exploitation, the annual rent stated in the aforementioned contract, the amount of which is calculated on the basis of the sales of each type of product. The contract is in force until 2030 and rent began being paid in 1996 reflecting in income a value of ThUS$ 14,077 in 2009 (ThUS$ 12,349 in 2008).

II. Indirect Guarantees

The guarantees that do not have a pending payment balance reflect, indirectly that the respective guarantees are in force and approved by the Company’s Board of Directors and that they have not been used by the corresponding subsidiary.

Note 26 – Third Party Guarantees

As of September 30, 2009 and 2008 the Company has the following indirect guarantees outstanding:

	Debtor		Balances outstanding
Beneficiary	Name	Relationship	2009	2008
			ThUS$	ThUS$
BBVA Banco Bilbao Vizcaya Argentaria	Royal Seed Trading Corp. A.V.V.	Subsidiary	175,056	100,239
ING Capital LLC	Royal Seed Trading Corp. A.V.V.	Subsidiary	80,431	80,875
Export Development Canada.	SQM Investment Corpotation N.V.	Subsidiary	50,362	-

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 27 – Sureties Obtained from Third Parties

The main solidary pledges provided to guarantee to Soquimich Comercial S.A. fulfillment of the obligations in the commercial mandate agreements for distribution and sale of fertilizers are as follows:

Company Name	ThUS$

Llanos y Wammes Soc. Com. Ltda.	1,943
Fertglobal Chile Ltda. y Bramelli	3,197
Tattersall S.A.	1,082

Note 28 - Sanctions

During 2009 and 2008, the SVS did not apply sanctions to the Company, its directors or managers.

Note 29 – Subsequent Events

Management is not aware of other significant events, occurred between September 30, 2009 and the date of issuance of these Consolidated Financial Statements (October 27, 2009), which could significantly affect them.

Note 30 – Environmental Projects

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by its principles indicated in its Sustainable Development Policy.

SQM is currently operating under an Environmental Management System (EMS) bases in the ISO 14000 standard, which has allowed strengthening its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Disbursements made by the Company and its subsidiaries As of September 30, 2009 related to investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities amount to ThUS$ 6,830 and are detailed as follows:

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 30 – Environmental Projects (continued)

		Future
	2009	Disbursements
	ThUS$	ThUS$
Projects
Enablement of money exchange and bathrooms	993	780
Environmental evaluation	441	288
Handling of household and industrial waste	963	189
Hazardous substance management	443	553
Salar (Salt deposit) environmental follow-up plan	361	143
Environmental studies	1,710	260
Improvements in M. Elena – Streets camp	373	333
Sanitary regulations PV Traffic Facilities	-	98
Environmental remediation	777	422
Environmental Management	* 769	**509
Total	6,830	3,575

(*) Corresponds to the 2008 Budget
(**)Corresponds to the 2009 Budget

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 30 – Environmental Projects (continued)

Operations which use caliche as raw material are developed desert geographical areas with climatic conditions favorable for drying solids and evaporating liquids using solar energy. Operations for the open-pit extraction of minerals, due to their low waste to mineral ratio, generate remaining deposits which slightly alter the environment. During the extraction process and subsequent crushing of ore, particle emissions occur, which is normal for this type of operations.

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at Maria Elena Plant exceeded the level allowed for air quality and, consequently, affected the nearby city of Maria Elena. These particles mainly come from dust that results from caliche processing, particularly during the crushing processes prior to leaching. Within the framework of a decontamination plan for this city and in accordance with its Sustainable Development Policy, the Company has implemented a series of measures that have shown notable improvement in air quality at María Elena. In October 2005, the company obtained approval from environmental authorities for a project entitled “Technological Change at María Elena”. The operation of this project allows reduction of the particulate material emissions required by environmental regulations.  The project is in operation as of January 2009.  The old María Elena crushing plant was finally put out of service as of July 5, 2008, with the consequent improvement in air quality.  The effectiveness of this project in respect to the improvement in air quality will be able to be evaluated upon completion of three years of operation, which is what the standard for MP10 requires.

In addition, for all its operations, the Company carries out environmental follow-up and monitoring plans based on specialized scientific studies, and it also provides an annual training program in environmental matters to both its direct employees and for contractors’ employees. Within this context, SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from Pontificia Universidad Católica and the School of Agricultural Science of Universidad de Chile.

Furthermore, the Company is performing significant activities for the recording of Pre-Columbian and historical heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding María Elena and the Nueva Victoria plant. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives for maintaining positive relationships with the surrounding community, as well as to participate in community development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, and development, and in order to do so, its acts both individually and in conjunction with both private and public entities.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 31 – Significant Events

1.-On January 13, 2009 the Superintendency of Securities and Insurance was informed that Sociedad Química y Minera de Chile S.A. has successfully placed two series of bonds in the domestic market.  The first for ThUF 4,000 was placed with a term of 21 years, with amortization of principal starting in 2019 and at an annual interest rate of UF plus 5.05%.  The second, for ThCh$ 21,000, was placed with a term of 5 years, with a single amortization upon expiry of that term and an annual interest rate of 7.5% in nominal pesos.

The resources obtained of close to ThUS$ 173,000, will be used by SQM to finance their investment plan and refinance certain liabilities.

2.- On April 6, 2009, the Superintendency of Securities and Insurance was informed that the Board of Directors of Sociedad Química y Minera de Chile (SQM), at the meeting held on April 6 of this year unanimously agreed to recommend payment of a final dividend of US$1.23829 per share at the next Ordinary Shareholders’ Meeting out of distributable net income obtained during the 2008 commercial year.  The amount of US$0.37994 which was already paid as an interim dividend must be discounted and the balance in the amount of US$0.85835 per share, will be paid and distributed to the shareholders of SQM that are registered in the respective registry on the fifth business day prior to the date on which it will be paid.

That proposal, once approved by the next Ordinary Shareholder’s Meeting of the Company which will be held on April 29, 2009, will allow it to effectively pay and distribute, in accordance with the respective dividends policy, an annual dividend equivalent to 65% of distributable net income obtained during the 2008 commercial year.

3.- On April 30, 2009, the Superintendency of Securities and Insurance was informed that the Board of Directors of Sociedad Química y Minera de Chile  (SQM), at a meeting held on April 28 of this year agreed to authorize the signing of a supply agreement in virtue of which SQM Salar S.A., subsidiary of Sociedad Química y Minera de Chile (SQM), will sell to PCS Sales (USA) Inc., subsidiary of Potash Corporation of Saskatchewan Inc., majority shareholder of SQM, an approximate amount of between 150 thousand and 250 thousand annual tons of potassium chloride to be commercialized by PCS in Japan, India and the People’s Republic of China, for the period from May 1, 2009 to May 1, 2012 and under similar terms and conditions to those prevailing in the market at the relevant moment.

4.- On May 8, 2009, the Superintendency of Securities and Insurance was informed that on May 8, 2009, Sociedad Química y Minera de Chile S.A.(SQM) has successfully placed two series of bonds in the Chilean market.  Series I was placed in the amount of UF 1,500,000 for a 5-year term, with single amortization at maturity and a 3.67% annual interest rate.  Series J was placed in the amount of Th$52,000,000 for a 5-year term, also with single amortization at maturity and a 6.14% annual interest rate in nominal pesos.

The funds obtained with this issuance, of close to ThUS$148,000, will be used by SQM to refinance the company’s short and long-term liabilities and its investment plan.

5.- On July 15, 2009, the Board of Directors of Soquimich Comercial S.A. (SQMC) met in an extraordinary meeting held on July 14, 2009 and agreed to concur in the formation of a subsidiary in which SQMC will have a 70% participation and closely held corporation Callegari Agrícola S.A. will have a 30% participation.

This new company, which will be called "Comercial Agrorama Callegari Limitada", and which will have the synthetic name of "Agrorama Callegari Ltda." will have capital of Ch$800 million and its main line of business will be commercialization and distribution of fertilizers, pesticides and agricultural products or supplies.  The duration of this new subsidiary of SQMC will be 5 years as of July 14, 2009, with tacit and automatic renewal for 5-year periods

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 32 – Unearned Income

During the periods ended September 30, 2009 and 2008, the Company maintains unearned income related to the recognition of sales invoices the delivery of which will occur subsequent to the close of the financial statements.  The detail is as follows:

	2009	2008
	ThUS$	ThUS$

Unearned income	30,780	55,873

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 33 – Time Deposits

Bank of the Investment	Kind of Deposit	Currency of Origin	Interest Rate	Investment Date	Expiration Date	Capital in ThUS$	Accrued Interest in ThUS$	Balance Present Year in ThUS$	Balance Previous Year in ThUS$
Banco Crédito e Inversiones	Fixed Term	Chilean Pesos	0.06%	08-12-2009	11-10-2009	9,915	10	9,925	-
Banco Crédito e Inversiones	Fixed Term	Chilean Pesos	0.06%	09-01-2009	11-02-2009	10,114	6	10,120	-
Banco Crédito e Inversiones	Fixed Term	Chilean Pesos	0.06%	09-03-2009	11-04-2009	10,121	5	10,126	-
Banco Crédito e Inversiones	Fixed Term	Chilean Pesos	0.06%	09-04-2009	11-05-2009	15,094	7	15,101	-
Banco Crédito e Inversiones	Fixed Term	Chilean Pesos	0.06%	09-04-2009	11-06-2009	8,533	5	8,538	-
Banco Crédito e Inversiones	Fixed Term	Chilean Pesos	0.06%	09-17-2009	10-13-2009	9,912	2	9,914	-
Banco Crédito e Inversiones	Fixed Term	Chilean Pesos	0.06%	09-17-2009	10-22-2009	9,912	2	9,914	-
Banco Crédito e Inversiones	Fixed Term	Chilean Pesos	0.09%	09-30-2009	12-29-2009	20,009	-	20,009	-
Banco Crédito e Inversiones	Fixed Term	Chilean Pesos	0.09%	09-30-2009	12-29-2009	10,004	-	10,004	28,267
Banco de Chile	Fixed Term	Chilean Pesos	0.06%	08-10-2009	10-09-2009	9,981	10	9,991	19,246
Banco de Chile	Fixed Term	Chilean Pesos	0.06%	09-08-2009	11-09-2009	10,011	4	10,015	10,010
Banco de Chile	Fixed Term	Chilean Pesos	0.06%	09-10-2009	11-11-2009	10,023	4	10,027	-
Banco de Chile	Fixed Term	Chilean Pesos	0.07%	09-15-2009	10-30-2009	20,055	7	20,062	-
Banco Santander – Santiago	Fixed Term	Chilean Pesos	0.05%	08-25-2009	10-26-2009	9,979	6	9,985	-
Banco Santander – Santiago	Fixed Term	Chilean Pesos	0.05%	09-08-2009	10-19-2009	10,011	4	10,015	-
Banco Santander – Santiago	Fixed Term	Chilean Pesos	0.05%	09-08-2009	10-20-2009	5,005	2	5,007	-
Banco Santander – Santiago	Fixed Term	UF	2.85%	08-24-2009	11-23-2009	29,914	88	30,002	-
BBVA Banco Bilbao Vizcaya Argentaria	Fixed Term	Chilean Pesos	0.04%	09-17-2009	10-02-2009	9,916	2	9,918	-
Corpbanca	Fixed Term	Chilean Pesos	0.07%	08-21-2009	10-20-2009	4,947	5	4,952	-

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 33 – Time Deposits (continued)

Bank of the Investment	Kind of Deposit	Currency of Origin	Interest Rate	Investment Date	Expiration Date	Capital in ThUS$	Accrued Interest in ThUS$	Balance Present Year in ThUS$	Balance Previous Year in ThUS$
Corpbanca	Fixed Term	Chilean Pesos	0.08%	08-21-2009	11-19-2009	4,952	5	4,957	-
Corpbanca	Fixed Term	Chilean Pesos	0.08%	08-24-2009	11-23-2009	30,060	30	30,090	-
Corpbanca	Fixed Term	Chilean Pesos	0.08%	08-25-2009	11-24-2009	9,902	10	9,912	-
Citibank N.A.	Overnight	US dollar	0.08%	09-30-2009	10-01-2009	2,158	-	2,158	1,012
Banco Itau	-	-	-	-	-	-	-	-	8,206
Deutsche Bank Chile S.A.	-	-	-	-	-	-	-	-	5,006
HSBC Bank Chile	-	-	-	-	-	-	-	-	5,006
Fortis Bank	-	-	-	-	-	-	-	-	630
Bancomer	-	-	-	-	-	-	-	-	294
BBVA Banco Bilbao Vizcaya Argentaria	-	-	-	-	-	-	-	-	86
						270,528	214	270,742	77,763

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:	/s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: December 8, 2009